UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31376 / December 16, 2014

In the Matter of	:
	:
BLACKROCK, INC.	:
BLACKROCK ENERGY OPPORTUNITY (EMPLOYEES) FUND, L.P.	:
BLACKROCK ENERGY OPPORTUNITY FUND GP, LLC	:
VESEY STREET EMPLOYEE FUND IV, L.P.	:
BLACKROCK DIVPEP IV, LLC	:
BLACKROCK CAPITAL MANAGEMENT, INC.	:
BLACKROCK INVESTMENT MANAGEMENT, LLC	:
	:
40 East 52nd Street	:
New York, NY 10022	:
	:
(813-366)	:
	:

ORDER UNDER SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF
1940

BlackRock, Inc., BlackRock Energy Opportunity (Employees) Fund, L.P., BlackRock Energy
Opportunity Fund GP, LLC, Vesey Street Employee Fund IV, L.P., BlackRock DivPEP IV,
LLC, BlackRock Capital Management, Inc., and BlackRock Investment Management, LLC filed
an application on April 23, 2007, and amendments on June 29, 2010, January 15, 2013, May 17,
2013, October 17, 2013, April 3, 2014, and November 19, 2014 requesting an order under
sections 6(b) and 6(e) of the Investment Company Act of 1940 ("Act") granting an exemption
from all provisions of the Act, and the rules and regulations thereunder, except sections 9, 17,
30, and 36 through 53 and the rules and regulations under those sections. With respect to
sections 17(a), (d), (e), (f), (g), and (j) and 30(a), (b), (e), and (h) of the Act, and the rules and
regulations thereunder, and rule 38a-1 under the Act, applicants request a limited exemption as
set forth in the application.

On November 20, 2014, a notice of filing of the application was issued (Investment Company
Act Release No. 31341). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors.

Accordingly,

IT IS ORDERED, under sections 6(b) and 6(e) of the Act, that the exemption requested by BlackRock, Inc., et al., (File No. 813-366), is granted, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary